UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 11-K
_____________

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. 001-02217

THE COCA-COLA COMPANY 401(k) PLAN

(Full title of the plan)

THE COCA-COLA COMPANY

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia 30313

(Address of the plan and address of issuer’s principal executive offices)

THE COCA-COLA COMPANY 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013

and for the Year Ended December 31, 2014

with Report of Independent Registered Public Accounting Firm

THE COCA-COLA COMPANY 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013

and for the Year Ended December 31, 2014

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company

Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 26, 2015

1

THE COCA-COLA COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
ASSETS
Investments in Master Trust, at fair value (Note 3)	$4,573,432,926	$4,426,800,253

Receivables:
Notes receivable from Participants	160,152,982	149,538,371
Participant contributions	—	26,763
Employer contributions	—	79,239
Other (Note 1)	—	16,018,128

Total receivables	160,152,982	165,662,501

Net assets reflecting all investments at fair value	4,733,585,908	4,592,462,754

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,095,972)	(5,377,687)

Net assets available for benefits	$4,725,489,936	$4,587,085,067

Refer to Notes to Financial Statements.

2

THE COCA-COLA COMPANY 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income from The Coca-Cola Company
Master Trust for 401(k) Plans	$280,021,031
Interest income from notes receivable from Participants	5,260,663
Participant contributions	205,540,355
Participant rollover contributions	11,327,767
Employer contributions	90,955,853

Total additions	593,105,669

Deductions from net assets attributed to:
Distributions to Participants	(451,891,021)
Administrative expenses	(3,283,741)

Total deductions	(455,174,762)

Net increase in net assets before transfers	137,930,907
Transfers from related plan (Note 1)	473,962
Net increase in net assets available for benefits	138,404,869

Net assets available for benefits:
Beginning of year	4,587,085,067
End of year	$4,725,489,936

Refer to Notes to Financial Statements.

3

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Note 1 – Description of Plan

The following description of The Coca-Cola Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective July 1, 1960 and was amended and restated effective January 1, 2012. The Plan is a defined contribution pension plan covering employees of The Coca-Cola Company and its participating subsidiaries (the “Company”), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document. Eligible employees may begin participating in the Plan upon hire with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Transfers from Other Plan

The Plan was amended effective midnight on December 31, 2013 to merge certain assets spun off from the Coca-Cola Bottlers’ Association 401(k) Retirement Savings Plan attributable to non-bargaining employees of Southwest Canners of Texas, Inc. (“SWC of Texas”), Golden Gate Beverage Company, Inc. (“GGBC”) and Sacramento Coca-Cola Bottling Company (“SAC Coke”) into the Plan and provide for participation in the Plan. As a result of this amendment, the Plan increased the net assets available for benefits as of December 31, 2013 by $16,018,128 and recorded the same amount as other receivables in the statement of net assets available for benefits. The transfer of these assets was received on January 2, 2014.

Transfers from Related Plan

During 2014, the Plan received transfers of $473,962 from participants whose employment status with the Company changed from bargaining to non-bargaining. These participants elected to transfer their account balances from the Coca-Cola Refreshments Bargaining Employees’ 401(k) Plan to the Plan.

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan. Mercer Trust Company (the “Trustee”) provides trust and recordkeeping services for the Plan.

4

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 – Description of Plan (Continued)

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company making a matching contribution during 2014 equal to 100% of the first 1% of compensation and 50% of the next 5% of compensation, subject to certain limitations imposed by the Internal Revenue Code (the “Code”). All Company contributions are initially invested in common stock of The Coca-Cola Company. Participants may redirect all or any of these Company contributions into other investment options in the Plan.

Participants may make contributions to the Plan with pre-tax dollars. Pre-tax contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (“FICA”) taxes. Pre-tax contributions are limited in total to 50% of compensation, subject to certain limitations. For 2014, the maximum pre-tax annual contribution amount under the Code was $17,500. The Plan has an automatic contribution election of 3% of eligible compensation unless the Participant elects otherwise. Participants were able to make after-tax contributions to the Plan prior to January 1, 2012. No additional after-tax contributions were permitted after this date.

Participants who are age 50 or older by the end of the year may make additional catch-up contributions with pre-tax dollars provided certain Plan or Internal Revenue Service limits have been met. For 2014, the maximum catch-up contribution amount was $5,500.

All contributions are paid to the Trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into investment options offered by the Plan. These investment options include master trust investment funds, a stable value fund, common stock of The Coca-Cola Company, collective trust funds and mutual funds with various investment objectives and strategies. Participants are eligible to roll over account balances from a previous employer’s tax-qualified retirement plan or Individual Retirement Accounts into the Plan.

Vesting

Participants are immediately vested in their salary deferral contributions and related earnings, while Company contributions and related earnings are vested after two years of service.

Forfeited Accounts

Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan. The forfeited account balances were approximately $1,021,000 and $395,000 as of December 31, 2014 and 2013, respectively. The Plan used approximately $1,764,000 of forfeitures to reduce employer contributions and approximately $223,000 to pay administrative expenses during 2014.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares of each investment credited to Participant accounts. Shares are revalued on a daily basis to reflect earnings and other transactions. Shares of common stock of The Coca-Cola Company are revalued on a daily basis to reflect changes in fair value. Participant accounts are updated on a daily basis to reflect transactions affecting account balances.

5

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 – Description of Plan (Continued)

Notes Receivable from Participants

Participants may borrow from their account balances subject to certain limitations. Participant loans may be funded from a combination of all vested account balances. The following applies to Participant loans:

(a)	The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months. No more than two loans are allowed from the Plan at a time.

(b)	The minimum loan amount is $1,000.

(c)	The loan interest rate is the prime rate as published in The Wall Street Journal on the 1st business day of the month the loan is requested.

(d)	The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7). Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account. The total amount of dividends paid directly to Participants was $2,689,820 during 2014.

Payment of Benefits

Upon retirement, termination or disability, Participants may elect to receive payment from the Plan in a lump-sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later). Participants may elect in-service distributions from after-tax and rollover account balances, or after attaining age 59½ from all vested account balances. Participants may elect to receive payment of the portion of their accounts invested in common stock of The Coca-Cola Company in shares rather than cash (“in-kind distributions”). Participants may also request an in-service distribution for the purpose of a financial hardship from certain vested account balances.

Plan Termination

The Company, by action of the Committee, reserves the right to, at any time and for any reason, terminate the Plan or completely discontinue contributions to the Plan. The Plan shall be terminated or contributions shall be discontinued by a written instrument approved by Committee resolution.

In the event of the Plan’s termination, if no successor plan is established or maintained, lump-sum distributions shall be made in accordance with the terms of the Plan as in effect at the time of the Plan’s termination or as thereafter amended. To the extent any assets of the Trust represent amounts allocated to a Code Section 415 suspense account, such amounts may revert to the Company. The Plan Administrator’s authority shall continue beyond the Plan’s termination date until all Trust assets have been liquidated and distributed.

6

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”). See Note 3 for fair value measurements.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. Brokerage commissions on purchases and sales of common stock are considered transaction costs and are recorded as an increase to the cost basis of shares purchased and/or reduction of proceeds on a sale of shares. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Payment of Benefits

Distributions to Participants are recorded when payment is made. In-kind distributions are recorded based on the market value of the shares at the date of distribution.

Administrative Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

7

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 – Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan should apply the amendments retrospectively to all periods presented. Earlier application is permitted. Plan management is currently evaluating the impact of adopting this guidance on the financial statements.

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans

The Plan participates in The Coca-Cola Company Master Trust for 401(k) Plans (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by the Trustee. Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments. The Plan’s investments include retirement target date funds, equity and fixed income index funds, actively managed equity and fixed income funds, a stable value fund, and common stock of The Coca-Cola Company. The investment structures include mutual funds, collective trust funds, master trust investment funds, and direct ownership of common stock of The Coca-Cola Company.

The Plan’s investments in the Master Trust were approximately $4.6 billion and $4.4 billion at December 31, 2014 and 2013, respectively. The Plan’s interest in the net assets of the Master Trust was approximately 97.2% and 97.4% at December 31, 2014 and 2013, respectively. This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.

The following table summarizes the net assets of the Master Trust as of December 31, 2014 and 2013 (in thousands):

	2014	2013
Collective trust funds	$2,173,484	$1,976,925
Mutual funds	165,710	184,564
Master Trust Investment Funds	720,574	748,867
Common stock	1,267,276	1,255,238
Stable Value Fund at fair value	377,844	378,714
Investments at fair value	4,704,888	4,544,308
Due from broker	30	—
Stable Value Fund book valuation adjustment	(8,539)	(5,660)
Master Trust net assets	$4,696,379	$4,538,648

8

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The fair values of individual investments that represented 5% or more of the Master Trust’s net assets as of December 31, 2014 and 2013 were as follows (in thousands):

	2014	2013
Common stock of The Coca-Cola Company	$1,267,276	$1,255,238
Northern Trust S&P 500 Index Fund	559,764	495,348
Stable Value Fund	377,844	378,714
US Large Cap Active Equity Fund	323,090	315,528
US Small-Mid Cap Active Equity Fund	*	256,450
JPMCB SmartRetirement 2020 Fund	269,440	267,184
JPMCB SmartRetirement 2025 Fund	322,219	300,047
JPMCB SmartRetirement 2030 Fund	315,062	290,642

* amount was less than 5%.

The net investment income of the Master Trust for the year ended December 31, 2014 was as follows (in thousands):

Investment income:
Net appreciation (depreciation) in fair value of investments:
Collective trust funds	$174,670
Common stock of The Coca-Cola Company	27,865
Master Trust Investment Funds	49,979
Mutual funds	(11,698)
240,816
Interest and dividends	47,397
Net investment income	$288,213

Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

9

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

•	Level 1 —	Quoted prices in active markets for identical assets or liabilities.

•	Level 2 —	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2014, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
U.S. equity securities:
Collective trust funds (A)	$—	$559,764	$559,764
Common stock (B)	1,267,276	—	1,267,276
Master Trust Investment Funds (C)	—	557,254	557,254
International equity securities:
Collective trust funds (A)	—	30,506	30,506
Mutual funds (D)	165,710	—	165,710
Fixed income securities:
Collective trust funds (A)	—	22,996	22,996
Master Trust Investment Funds (C)	—	163,320	163,320
Other:
Stable Value Fund (E)	—	377,844	377,844
Balanced Real Assets Fund (F)	—	3,954	3,954
Target retirement date funds (G)	—	1,556,264	1,556,264
	$1,432,986	$3,271,902	$4,704,888

(A)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

10

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

(B)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(C)	The Master Trust Investment Funds include the US Large Cap Active Equity Fund, U.S. Small-Mid Cap Active Equity Fund, and the US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date. The underlying investments include common stock, preferred stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions. See Master Trust Investment Funds for additional information.

(D)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(E)	The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees. The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(F)	Investments in the Balanced Real Assets Fund are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(G)	Investments in target retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2013 were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
U.S. equity securities:
Collective trust funds (A)	$—	$495,348	$495,348
Common stock (B)	1,255,238	—	1,255,238
Master Trust Investment Funds (C)	—	571,978	571,978
International equity securities:
Collective trust funds (A)	—	14,825	14,825
Mutual funds (D)	184,564	—	184,564
Fixed income securities:
Collective trust funds (A)	—	10,650	10,650
Master Trust Investment Funds (C)	—	176,889	176,889
Other:
Stable Value Fund (E)	—	378,714	378,714
Balanced Real Assets Fund (F)	—	2,177	2,177
Target retirement date funds (G)	—	1,453,925	1,453,925
	$1,439,802	$3,104,506	$4,544,308

11

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

(A)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

(B)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(C)	The Master Trust Investment Funds include the US Large Cap Active Equity Fund, U.S. Small-Mid Cap Active Equity Fund, and US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date. The underlying investments include common stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions. See Master Trust Investment Funds for additional information.

(D)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(E)	The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees. The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(F)	Investments in the Balanced Real Assets Fund are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(G)	Investments in target retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

During 2014 and 2013 there were no Level 3 investments.

12

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

Stable Value Fund

The Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statements of Net Assets Available for Benefits.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. These contracts wrap a diversified portfolio primarily comprised of corporate and government bonds, and collective trust funds. The Fund purchases wrapper contracts from an insurance company or bank. The wrapper contracts amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuers of the wrapper contracts provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.

An interest crediting rate less than zero would result in a loss of principal or accrued interest. Wrapper contracts’ interest crediting rates are typically reset on a periodic basis.

The key factors that generally influence future interest crediting rates of a wrapper contract include:

•	The level of market interest rates;
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;
•	The investment returns generated by the fixed income investments that back the wrapper contract; and
•	The duration of the underlying investments backing the wrapper contract.

13

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

At December 31, 2014, fair value exceeded contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 1.5% and 1.4% for the years ended December 31, 2014 and 2013, respectively. The interest crediting rate was approximately 1.9% and 1.8% as of December 31, 2014 and 2013, respectively. Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

14

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value for the Master Trust as of December 31, 2014 and 2013 were as follows:

Fair value of the underlying assets of the wrapper contracts (in thousands):	2014	2013
Short-term investment fund	$8,683	$16,254
Pooled Separate Accounts	59,155	59,608
Collective trust funds	310,006	302,852
Fair value	377,844	378,714
Adjustment from fair value to contract value	(8,539)	(5,660)
Contract value	$369,305	$373,054

Master Trust Investment Funds

The US Large Cap Active Equity Fund, US Small-Mid Cap Active Equity Fund and U.S. Core-Plus Active Fixed Income Fund (the “Master Trust Investment Funds”) are actively managed and utilize managers as specified by The Coca-Cola Company Assets Management Committee. The Master Trust Investment Funds are separate account investment options and are available to the Plans participating in the Master Trust.

The following table presents a summary of the net assets available for benefits of the Master Trust Investment Funds as of December 31, 2014 (in thousands):

	US Large Cap Active	US Small-Mid Cap Active	US Core-Plus Active Fixed
	Equity Fund	Equity Fund	Income Fund	Total
Assets
Short-term investment fund	$18,734	$7,476	$201	$26,411
Common stocks	284,902	216,792	—	501,694
Preferred stocks	4,177	—	—	4,177
Collective trust funds	15,059	10,141	—	25,200
Mutual funds	—	—	163,215	163,215
Accrued interest and dividends	395	100	6	501
Due from broker for securities sold	223	180	—	403
Total assets at fair value	323,490	234,689	163,422	721,601

Liabilities
Accrued administrative fees	400	431	102	933
Payable to broker for securities purchased	—	94	—	94
Total liabilities at fair value	400	525	102	1,027
Net assets at fair value	$323,090	$234,164	$163,320	$720,574

15

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The following table presents a summary of the net assets available for benefits of the Master Trust Investment Funds as of December 31, 2013 (in thousands):

	US Large Cap Active	US Small-Mid Cap Active	US Core-Plus Active Fixed
	Equity Fund	Equity Fund	Income Fund	Total

Assets
Short-term investment fund	$23,537	$9,225	$64	$32,826
Common stocks	277,774	238,473	—	516,247
Collective trust funds	14,522	10,707	—	25,229
Mutual funds	—	—	176,891	176,891
Accrued interest and dividends	323	126	3	452
Due from broker for securities sold	—	50	—	50
Total assets at fair value	316,156	258,581	176,958	751,695

Liabilities
Accrued administrative fees	212	252	69	533
Payable to broker for securities purchased	416	1,879	—	2,295
Total liabilities at fair value	628	2,131	69	2,828
Net assets at fair value	$315,528	$256,450	$176,889	$748,867

The following is a summary of the net investment income (loss) in the Master Trust Investment Funds for the year ended December 31, 2014 (in thousands):

	US Large Cap	US Small-Mid	US Core-Plus
	Active Equity Fund	Cap Active Equity Fund	Active Fixed Income Fund	Total
Net realized and unrealized appreciation in fair value of investments	$28,787	$7,916	$4,334	$41,037
Interest and dividends	4,986	2,647	5,060	12,693
Administrative fees	(1,607)	(1,815)	(329)	(3,751)
Net investment income	$32,166	$8,748	$9,065	$49,979

16

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The following table presents the underlying asset and liability categories, excluding accrued interest and dividends, cash, and administrative fees, measured at fair value on a recurring basis of the Master Trust Investment Funds as of December 31, 2014 (in thousands):

	Quoted Prices in	Significant Other
	Active Markets	Observable
	for Identical Assets	Inputs
	(Level 1)	(Level 2)	Total

Assets
U.S. large cap equity securities (1)	$289,079	$—	$289,079
U.S. small-mid cap equity securities (1)	216,792	—	216,792
Collective trust funds:
Short-term investment fund (2)	—	26,411	26,411
S&P 500 Index Fund (3)	—	15,059	15,059
Extended Equity Market Index Fund (4)	—	10,141	10,141
Mutual funds (5)	—	163,215	163,215
Due from broker for securities sold	403	—	403
Total assets at fair value	$506,274	$214,826	$721,100

Liabilities
Payable to broker for securities purchased	94	—	94
Total liabilities at fair value	$94	$—	$94

(1)	The fair value of equity securities is at the last available reported sales price or official closing price as reported by a third-party pricing vendor on the national exchanges.

(2)	The short-term investment fund consists of high-grade money market instruments with short maturities. Interest is accrued daily and distributed monthly. The fair value of this fund is based on cost plus accrued interest.

(3)	The S&P 500 Index Fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large cap segment of the U.S. equity market. The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

(4)	The Extended Equity Market Index Fund seeks to approximate the risk and return characteristics of the Dow Jones U.S. Completion Total Stock Market Index. This index is commonly used to represent the small- and mid-cap segments of the U.S. equity market. The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

(5)	Investments in mutual funds consist of actively managed PIMCO Funds across the mortgage-backed security, U.S. Treasury, and corporate fixed income sectors. The funds are only available to institutional separate account entities and are registered under the Investment Company Act of 1940 as an open-end investment management company and are not publicly traded. The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

17

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The following table presents the underlying asset and liability categories, excluding accrued interest and dividends, cash, and administrative fees, measured at fair value on a recurring basis of the Master Trust Investment Funds as of December 31, 2013 (in thousands):

	Quoted Prices in	Significant Other
	Active Markets	Observable
	for Identical Assets	Inputs
	(Level 1)	(Level 2)	Total

Assets
U.S. large cap equity securities (1)	$277,774	$—	$277,774
U.S. small-mid cap equity securities (1)	238,473	—	238,473
Collective trust funds:
Short-term investment fund (2)	—	32,826	32,826
S&P 500 Index Fund (3)	—	14,522	14,522
Extended Equity Market Index Fund (4)	—	10,707	10,707
Mutual funds (5)	—	176,891	176,891
Due from broker for securities sold	50	—	50
Total assets at fair value	$516,297	$234,946	$751,243

Liabilities
Payable to broker for securities purchased	2,295	—	2,295
Total liabilities at fair value	$2,295	$—	$2,295

(1)	The fair value of equity securities is at the last available reported sales price or official closing price as reported by a third-party pricing vendor on the national exchanges.

(2)	The short-term investment fund consists of high-grade money market instruments with short maturities. Interest is accrued daily and distributed monthly. The fair value of this fund is based on cost plus accrued interest.

(3)	The S&P 500 Index Fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large cap segment of the U.S. equity market. The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

(4)	The Extended Equity Market Index Fund seeks to approximate the risk and return characteristics of the Dow Jones U.S. Completion Total Stock Market Index. This index is commonly used to represent the small- and mid-cap segments of the U.S. equity market. The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

(5)	Investments in mutual funds consist of actively managed PIMCO Funds across the mortgage-backed security, U.S. Treasury, and corporate fixed income sectors. The funds are only available to institutional separate account entities and are registered under the Investment Company Act of 1940 as an open-end investment management company and are not publicly traded. The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

18

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

Transactions with Parties-in-Interest

During the year ended December 31, 2014, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company (in thousands):

	Shares	Fair Value
Purchases	4,121	$168,018
Sales	3,137	$128,673
In-kind distributions	1,354	$55,172
Dividends received	N/A	$36,732

The Master Trust held the following investments in common stock of The Coca-Cola Company as of December 31, 2014 and 2013 (in thousands):

	Shares	Fair Value
December 31, 2014	30,016	$1,267,276
December 31, 2013	30,386	$1,255,238

Note 4 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 5 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 13, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee and the Company’s tax counsel believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

19

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$4,725,489,936	$4,587,085,067
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,095,972	5,377,687
Net assets available for benefits per Form 5500	$4,733,585,908	$4,592,462,754

The following is a reconciliation of investment income from the Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2014:

Investment income from the Master Trust per the financial statements	$280,021,031
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	8,095,972
Prior year	(5,377,687)
Less: Administrative expenses reported at Master Trust level	(3,283,741)
Investment income from Master Trust per Form 5500	$279,455,575

20

THE COCA-COLA COMPANY 401(k) PLAN

EIN: 58-0628465 PN: 002

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

(c) Description of investment including
	(b) Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral, par,
(a)	similar party	or maturity value	(e) Current value

PARTICIPANT LOANS:

*	Participants	Loans with interest rates ranging from
		3.25% to 10.25%. Maturities through 2029.	$160,152,982

*	Parties-in-interest

Note: Column (d) is omitted as cost is not required for participant-directed investments.

21

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COCA-COLA COMPANY 401(k) PLAN
(Name of Plan)

/s/ Stacy L. Apter
Stacy L. Apter
Member, The Coca-Cola Company Benefits Committee

Date: June 29, 2015

22

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

23